UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K 9 ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   March 31, 2016

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:___________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note: Registrant is filing this Amendment to its Form 12b-25 filed earlier today to correct an erroneous statement contained in Part IV (3) of the original Form 12b-25, in order to delete the erroneous sentence :Registrant anticipates reporting a net profit for this fiscal year.

PART I -- REGISTRANT INFORMATION

Full Name of Registrants:

Uplift Nutrition, Inc.

Former Name if Applicable

N/A

Address of Principal Executive Offices (Street and Number)

500 W Hwy 316

Citra, Florida 32113

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in  reasonable  detail the  reasons  why the Form 10-K could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Registrant is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2016 (the “Quarterly Report”) by the filing due date of May 16, 2016. As of the date of this filing, the Registrant has not yet filed its Quarterly Reports on Form 10-Q for periods ended June 30, 2015 and September 30, 2015, as well as Annual Report on Form 10-K for year ended December 31, 2015. The Registrant will require additional time to complete and file the Quarterly Reports and the Annual Report, and plans to file them as soon as practical.

PART IV --OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

Sean Martin	352	595-2970
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such  shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☐ Yes   ☒ No

The Registrant has not yet filed its Quarterly Reports on Form 10-Q for periods ended June 30, 2015 and September 30, 2015, as well as Annual Report on Form 10-K for year ended December 31, 2015.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be  included  in the  subject  report  or  portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Uplift Nutrition, Inc.

(Name of Registrant as Specified in Charter)

has  caused this  notification  to be signed on their behalf by the undersigned hereunto duly authorized.

Date May 16, 2016	By:	/s/ Sean Martin
Sean Martin, Chief Executive Officer

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